FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 22, 2024, announcing that Gilat Satellite Networks to Attend APEX/IFSA Conference to Discuss State-of the Art In-Flight Connectivity Solutions for Aviation Markets.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated October 22, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Satellite Networks to Attend APEX/IFSA Conference to
Discuss State-of the Art In-Flight Connectivity Solutionsfor
Aviation Markets

Featuring Gilat's advanced, high performance ESA Antenna and leading
SSPA, KPSU, and FCU solutions

Petah Tikva, Israel, October 22, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today its attendance at the APEX/IFSA Global Expo in Long Beach, California, from October 28-30, 2024. Gilat is inviting participants to schedule meetings to discuss their in-flight connectivity (IFC) needs and explore how Gilat’s advanced ESA (Electronically Steered Antenna), SSPA (Solid-State Power Amplifier), KPSU (Ka/KU Power Supply Unit), and FCU (Frequency Converter Unit) solutions are transforming in-flight connectivity.

Driving the Future of IFC with Cutting-Edge ESA Technology

Gilat’s innovative, single LRU solution ESAs are ideal for commercial, business, and military aviation, providing robust, reliable, and seamless satellite connectivity.  With the best size, weight and power in its class, these state-of-the-art solutions meet the increasing demand for high-performance IFC across the globe.

In addition to its ESA technology, Gilat’s Wavestream subsidiary offers market-leading SSPAs (Solid-State Power Amplifiers), KPSUs (Ka/Ku-band Power Supply Units), and FCUs (Frequency Converter Units.) These components are designed to ensure optimal performance and efficiency, delivering high-speed internet services for passengers on both large commercial aircraft and private business jets.

Meet with Us at APEX/IFSA

Gilat invites APEX/IFSA attendees to set up meetings with its team to discuss the evolving needs of in-flight connectivity and learn more about its innovative satellite solutions. Airline and IFC service providers are encouraged to connect with Gilat to explore how its technology can enhance their in-flight connectivity offerings.

To schedule a meeting with Gilat at the APEX/IFSA Global Expo, please contact either Timor Blau at 858-999-1036 or Raju Chandra at 909-741-0600, raju.chandra@wavestream.com .

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas,  and Israel and Hezbollah and Iran; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
HagayK@gilat.com